UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 2, 2018

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In the Matter of

BOXX Corporation
C/O: AltaVista Capital Market, LLC
19821 Hamilton Avenue
Torrance, CA 90502

File No. 024-10505

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       ORDER DECLARING OFFERING
       STATEMENT ABANDONED UNDER THE
       SECURITIES ACT OF 1933, AS AMENDED

       BOXX Corporation filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 2, 2018.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Brent J. Fields
       Secretary